August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (513)723-2441

James F. Orr
Chairman and Chief Executive Officer
Convergys Corporation
201 East Fourth Street
Cincinnati, Ohio 45202

> **Re:** **Convergys Corporation**
> **Definitive 14A**
> **Filed March 13, 2007**
> **File No. 001-14379**

Dear Mr. Orr:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 19

1. The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1 of Commission Release No. 33-8732A. We note the disparity between Mr. Orr's compensation and that of the other named executive officers. Please disclose how and why Mr. Orr's compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose on an individualized basis.

Process for Setting Executive Compensation, page 19

2. We note your reference to the compensation committee's engagement of Mercer Human Resources Consulting and management's engagement of Towers Perrin. Describe in greater detail the nature and scope of each consultant's assignment and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

Annual Incentive, page 21

3. We note the disclosure of general categories of individual performance goals. However, you do not appear to have provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their annual performance-based incentive compensation. Please disclose the specific items of company performance and individual objectives used to determine incentive amounts, how your incentive awards are specifically structured around such performance goals and individual objectives, whether any discretion can be or has been exercised with respect to meeting such goals and objectives and to whom such discretion is applicable. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Finally, to the extent that it is appropriate to omit specific targets, discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Long-Term Incentives, page 25

4. We note that the company's total shareholder return for the period 2004 through 2006 was 36%. Please disclose how you calculate total shareholder return.

Severance/Change-in-Control Payments and Benefits, page 29

5. Where appropriate, please include an expanded discussion of the processes and procedures, including benchmarking, if applicable, by which the company determined the size and features of the termination, severance, and change of control packages of its named executive officers. In addition, please discuss in your compensation discussion and analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Refer to Item 402(b)(1) of Regulation S-K.

Summary Compensation Table, page 32

6. With respect to the $30,125 perquisite amount for Mr. Orr's personal use of the corporate aircraft, please describe the methodology for computing the aggregate incremental cost. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

7. Please do not use font size smaller than the footnotes to your table.

Pension Benefits, page 40

8. With respect to the named executive officers who participate in multiple plans, please revise the narrative to the Pension Benefits table to include a materially complete discussion of the reasons for multiple participation and the different purposes of each plan. In addition, to the extent applicable, revise the narrative to describe your policies regarding the granting of extra years of credited service. See Item 402(h)(3)(iv) and (v).

Change of Control and Severance Arrangements Table, page 45

9. To the extent there are any material conditions or obligations applicable to the receipt of payments or benefits, including non-compete, non-solicitation and confidentiality agreements, please describe and explain such provisions. See Item 402(j)(4).

Directors Compensation, page 50

10. Disclose all assumptions made in the valuation of awards in the stock awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

11. For each director, disclose by footnote to the stock awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii)

and (iv).

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3729 with any questions.

Sincerely,

Craig Slivka
Attorney Advisor